April 17, 2012

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ameriprise Cash Reserve Certificate

Amendment No. 37

File No. 2-68296

Dear Ms. O’Neal-Johnson:

This letter responds to comments received by telephone on April 11, 2012 for the above-referenced Amendment. Comments and responses are outlined below:

Comment No. 1:	Please explain how promotional rates work for Ameriprise Certificates.

Response:	From time to time Ameriprise Certificate Company (ACC) may offer promotional rates for all or some of the products it currently offers. Promotional rates are disclosed to clients; and the prospectus describes promotions and pricing of those promotions in the “Promotions and Pricing Flexibility” sections of the prospectus for those products that may offer promotional rates.

Comment No. 2:	Please explain why the graph on page 15p shows the line for rates available for Ameriprise Cash Reserve Certificates when the product was not publicly offered.

Response:	Although Ameriprise Cash Reserve Certificates were not publicly offered between October 1, 2007 and April 24, 2012, clients who purchased them prior to October 1, 2007 may have continued to hold Ameriprise Cash Reserve Certificates and the rates shown on page 15p applied for those clients. (The April 28, 2008 date will change to the October 1, 2007 date in the final version of the prospectus.) We believe it is important for certificate owners to know what the rates were in comparison to the U.S. 90 day Treasury Bill and 3-month CDs published by the FDIC for Non-Jumbo Deposits during that period of time.

Comment No. 3:	Please confirm ACC complies with capital requirements as prescribed by Section 28 of the Investment Company Act of 1940 (the 1940 Act), as amended.

Response:	Confirmed. As stated in the ACC 10-K for the fiscal year ended December 31, 2011: “Under the provisions of its certificates and the 1940 Act, ACC was required to have Qualified Assets (as defined in Section 28(b) of the 1940 Act) in the amount of $2.8 billion and $3.1 billion at December 31, 2011 and 2010, respectively. ACC reported Qualified Assets of $3.0 billion and $3.4 billion at December 31, 2011 and 2010, respectively. Qualified Assets exclude net unrealized pretax losses on Available-for-Sale securities of $75.3 million and $33.0 million at December 31, 2011 and 2010, respectively, and unsettled investment purchases which were immaterial at December 31, 2011 and 2010.”

The disclosures in the filing are the responsibility of ACC and ACC is fully responsible for the adequacy or accuracy of the disclosures in this filing. ACC represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and ACC represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (612) 671-7981 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Tara W. Tilbury

Tara W. Tilbury

Vice President and Group Counsel

Ameriprise Financial, Inc.